INDEX TO EXHIBITS

99.1   Joint Filing Agreement

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Valaris Ltd and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: January 13, 2025

Giovanni Agnelli B.V.

By   /s/ Guido de Boer
Name: Guido de Boer
Title: Authorized Signatory

Exor N.V.

By   /s/ Guido de Boer
Name: Guido de Boer
Title: Chief Financial Officer

Lingotto Investment Management (UK) Limited

By   /s/ Enrico Vellano
Name: Enrico Vellano
Title: CEO

Lingotto Investment Management LLP

By   /s/ Enrico Vellano
Name: Enrico Vellano
Title: CEO